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        UNITED STATES                                     OMBAPPROVAL
 SECURITIES AND EXCHANGE COMMISSION              -------------------------------
     Washington, DC  20549                       OMB Number:           3235-0058
                                                 Expires:         March 31, 2006
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                                                 ===============================
          FORM 12b-25                                   SEC FILE NUMBER
                                                            1-10702
                                                 ===============================
                                                         CUSIP NUMBER
    NOTIFICATION OF LATE FILING                             880779
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(Check one):  |X|Form 10-K   |_|Form 20-F   |_|Form 11-K   |_| Form 10-Q
              |_|Form N-SAR  |_|Form N-CSR

              For Period Ended: December 31, 2004

              |_|  Transition Report on Form 10-K

              |_|  Transition Report on Form 20-F

              |_|  Transition Report on Form 11-K

              |_|  Transition Report on Form 10-Q

              |_|  Transition Report on Form N-SAR

              For the Transition Period Ended:


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Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION


Terex Corporation
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Full Name of Registrant


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Former Name if Applicable


500 Post Road East, Suite 320
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Address of Principal Executive Office (Street and Number)


Westport, Connecticut 06880
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City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in current reports on Form 8-K furnished to the Securities and Exchange Commission on October 27, 2004, November 10, 2004, January 13, 2005 and March 4, 2005, Terex Corporation ("Terex" or the "Company") has commenced a detailed examination of its intercompany transactions in an effort to reconcile imbalances in certain of the Company's accounts. The Company has also previously disclosed that it has determined that a material weakness (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) existed in the Company's internal controls over financial reporting as they relate to the recording of certain intercompany transactions, which contributed to these imbalances. Based on the results of its review, the Company has concluded that the financial statements of Terex for the years ended December 31, 2000, 2001, 2002 and 2003 need to be restated to correct certain errors. Although significant progress has been made in identifying and correcting the issues giving rise to the account imbalances and other items, at this time the Company's review activities are still ongoing. In addition, the Company has not yet completed its assessment of effectiveness of internal control over financial reporting as of December 31, 2004. The Company is currently working to complete its internal accounting review and the audit of its financial statements as soon as possible.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Eric I Cohen          203              222-7170
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                  (Name)          (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). |_| Yes |X| No


     Quarterly Report on Form 10-Q for the period ended September 30, 2004
     ---------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               |X|Yes   |_| No

The Company anticipates total revenue of approximately $5 billion for its fiscal year ended December 31, 2004, an increase of over 28% from net sales of $3.9 billion for its fiscal year ended December 31, 2003.

The Company expects that net income for its fiscal year ended December 31, 2004 will equal or exceed $2.40 to $2.50 per share, excluding special items.

                               TEREX CORPORATION
               --------------------------------------------
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 16, 2005                               By:   /s/ Phillip C. Widman
                                                    ----------------------------
                                                    Phillip C. Widman
                                                    Senior Vice President
                                                    and Chief Financial Officer